May 14, 2010
VIA COURIER & FACSIMILE: (703) 813-6982
Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-4628
Dear Mr. Schwall:
Cameco Corporation
Form 40-F for the Fiscal Year Ended December 31, 2009
Filed March 31, 2010
Your File Number 001-14228
I am writing to provide Cameco’s response to your comment letter dated May 4, 2010. Our response is attached as Schedule A. The numbering and headings in Schedule A correspond to the numbering and headings in your May 4, 2010 letter.
As requested, Cameco acknowledges that:
•	The company is responsible for the adequacy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any actions with respect to the filing; and
•	The company may not assert staff comments as a defence in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.
Please contact the undersigned at (306) 956-6256 to discuss any questions you may have regarding the attached response.
Yours truly,
“O. Kim Goheen”
O. Kim Goheen
OKG/LK/ab

c:	Suying Li, Securities and Exchange Commission
John Coleman, Securities Exchange Commission

SCHEDULE A
Exhibit 99.2 2009 Consolidated Financial Statements
2. Significant Accounting Policies
(g) Property, Plant and Equipment, page 9
     SEC Comment:
1.	Your disclosure under this section indicates, in part, that development and other costs related to the mining property are deferred based on the assessment of the commercial viability of the property. Please tell us how the determination of commercial viability corresponds to the establishment of proven and probable reserves under US GAAP as defined in SEC Industry Guide 7. We also note that deferred costs will be depleted by charges against earnings from future mining operations. Please expand your disclosure to describe the depletion base for your deferred costs related to your mining properties.
     Cameco’s Response:
For purposes of our Canadian GAAP financial statements, the assessment of commercial viability corresponds to the establishment of proven and probable reserves in accordance with National Instrument 43-101 of the Canadian Securities Administrators (“NI 43-101”). Our interpretation of NI 43-101 and the assessment of commercial viability corresponds to the formal documented decision by management to proceed with a mine development.
For purposes of our US GAAP reconciliation, the assessment of commercial viability corresponds directly to the establishment of proven and probable reserves under Industry Guide 7. Our historical fact pattern has resulted in commercial viability for US GAAP purposes being established at a later date than commercial viability for Canadian GAAP purposes. Accordingly, we have recorded Canada/US GAAP differences in prior years related to this issue.
Regarding your request that we expand our disclosure to further describe the depletion base associated with our deferred costs, we believe that the current description provided in note 2 (g) of our 2009 financial statements meets the requirements under CICA Handbook Section 3061. We also believe that our current disclosure satisfies the requirements of Item 17 of Form 20-F, which is the basis upon which we have prepared our US GAAP reconciliation. However, we agree that your recommendation would serve to enhance the understanding of our readers and accordingly, we will undertake to expand the description of this accounting policy in future filings with additional disclosure in substantially the following form.
The decision to develop a mine property within a project area is based on an assessment of the commercial viability of the property, the availability of financing and the existence of markets for the product. Once the decision to proceed to development is made, development and other expenditures relating to the project area are deferred and carried at cost with the intention that these costs will be depleted over the proven and probable reserves using the units-of-production method. No depreciation or depletion is charged against the property until commercial production commences. After a mine property has been brought into commercial production, costs of any additional work on that property are expensed as incurred, except for large development programs, which will be deferred and depleted over the remaining lives of the related assets.

Engineering Comments
Reserves and Resources page 55
     SEC Comment:
2.	In future filings please include an appropriate level of disclosure regarding the Gas Hills-Peach and North Butte-Brown Ranch properties.
     Cameco’s Response:
We believe the level of disclosure for these properties is appropriate. Neither property is in production. Neither of these properties is material to Cameco for the following reasons:
Gas Hills-Peach
Gas Hills-Peach’s 19 million pounds of reserves represents only 3.97% of Cameco’s total reserves of 478.7 million pounds.
Gas Hills-Peach’s 5.7 million pounds of measured and indicated resources represents only 2.87% of Cameco’s total measured and indicated reserves of 198.5 million pounds.
North-Butte-Brown Ranch
North Butte-Brown Ranch’s 8.2 million pounds of reserves represents only 1.71% of Cameco’s total reserves of 478.7 million pounds.
North Butte-Brown Ranch’s 7.4 million pounds of measured and indicated resources represents only 3.73% of Cameco’s total measured and indicated resources of 198.5 million pounds.